EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT dated for reference the 20th day of September, 2021.

BETWEEN:

CHELSIE HODGE, a business person with an address of 2808-1288 West

Cordova Street, Vancouver, BC

(the "Executive")

AND:

BLENDER BITES LTD. (formerly Balsam Technologies Corp.), a British

Columbia company having an office at Suite 1000 - 409 Granville Street,

Vancouver, BC

(the "Company")

(each of the Executive and the Company are a "Party" and together, the "Parties")

BACKGROUND:

A. The Company is engaged in the business of manufacturing and selling individual, pre-portioned smoothies;

B. The Company wishes to employ the Executive as its Chief Executive Officer ("CEO") on the terms and conditions set forth in this agreement (the "Agreement").

Now therefore in consideration of the promises and mutual covenants herein, the Parties hereby covenant and agree as follows:

1. EMPLOYMENT

1.1 Position

(a) The Company agrees to employ the Executive, and the Executive agrees to serve the Company, as CEO of the Company and in such other additional position with the Company or its subsidiaries as the Company may reasonably assign to the Executive and which position the Executive agrees to assume, acting reasonably.

(b) The Executive will be granted a seat as a director of the Company.

1.2 Responsibilities and Duties

(a) The Executive will perform such duties and responsibilities as set out in Schedule A to this Agreement. In addition to the duties and responsibilities set out in Schedule A to this Agreement, the Executive agrees to perform such other duties and responsibilities that are normally performed by a CEO of a company and comply with such instructions that are reasonably assigned or communicated to them by the Company.

(b) The Executive will at all times act in accordance with all laws that apply to her employment and to the affairs of the Company.

(c) The Executive will comply with all written policies that apply to the Company's management and executives that may be issued by the Company from time to time. It is agreed that the introduction and administration of such policies are within the sole discretion of the Company. If the Company introduces, amends or deletes such policies, such introduction, deletion or amendment will not constitute a breach of this Agreement. If there is a direct conflict between this Agreement and any such policy, this Agreement will prevail to the extent of the inconsistency.

(d) The Executive agrees that in performing the duties and responsibilities of the Executive's employment as provided in this Agreement, the Executive will occupy a position of high fiduciary trust and confidence, pursuant to which the Executive will develop and acquire a wide experience and knowledge with respect to all aspects of the manner in which the business of the Company is conducted. The Executive and the Company agree that such knowledge and experience shall be used solely and exclusively in furtherance of the business interests of the Company and not in any manner which would be detrimental to the Company.

1.3 Term of Employment

(a) The terms of this Agreement shall become effective on September 20, 2021 (the "Start Date") and will continue indefinitely until it is terminated pursuant to the terms of this Agreement.

(b) The Executive will devote all of their time and attention during normal business hours to the business of the Company and will not, without the prior written consent of the Company, engage in any other business, profession or occupation. The Executive will not, without the prior written consent of the Company, become an officer, director, contractor for service, employee, agent or representative of any other company, partnership, person, firm, business, enterprise or organization, where such activity would materially interfere with the performance of the Executive's obligations under this Agreement.

(c) Section 1.3(b) shall not prevent the Executive from performing a reasonable amount of charitable or volunteer community service work, provided such work does not interfere with the performance of the Executive's obligations herein.

1.4 Reporting

The Executive will report to the Board of Directors of the Company (the "Board of Directors") or such other office or position as directed by the Board of Directors from time to time.

1.5 Standards of Conduct

At all times during the Executive's employment with the Company, the Executive will comply with all written rules and written regulations respecting standards of conduct and conflict of interest which now are or may be established by the Company and all laws that apply to the Executive's employment.

2. COMPENSATION

2.1 Base Salary

(a) The Company will pay to the Executive a monthly base salary in the amount of $20,000 (the "Salary"), less all deductions required by law, which will be payable in accordance with the Company's established policies as amended from time to time, and subject to all required deductions.

(b) The Executive acknowledges and agrees the compensation set out in this Agreement is compensation for all hours worked by the Executive and that due to the managerial nature of the Executive's duties, the Executive may be required to perform their duties under this Agreement according to an irregular and/or fluctuating schedule as required by the Company, which may include hours outside of normal business hours.

2.2 Bonus

(a) The Executive will have the opportunity to earn a discretionary bonus from time to time as determined by the Board of Directors or a Compensation Committee of the Board of Directors.

(b) The Executive will be eligible to receive a bonus based on meeting or exceeding performance criteria as set forth in Schedule B to this Agreement.

(c) The Executive will be eligible to participate in other bonus programs offered by the Company to the Company's senior staff from time to time, which are based on performance targets as established by the Board of Directors in its sole discretion, acting reasonably.

(d) The bonuses in Section 2.2(a), (b) and (c) are collectively referred to as the "Bonus".

2.3 Incentive Compensation

(a) The Executive shall be entitled to participate in the all of the Company's stock option incentive plans and RSU plans, that the Company has in place from time to time, subject to the terms of the such plans.

2.4 Benefits

(a) The Company will provide the Executive with a monthly payment in lieu of benefits in the amount of eight percent (8%) of the Salary (the "Benefit Payment"), until such time as the Company establishes a group benefit plan for the Company's employees.

(b) Upon the establishment of a group benefit plan, the Company shall cease to pay the Benefit Payment and the Executive will participate in the benefit plans that the Company makes available from time to time to its management.

(c) The Company's obligations with respect to benefits will not be to act as a selfinsurer. The Company will make the benefit plans available to the Executive and, where applicable, will pay premiums to an insurance carrier of its choice. All decisions regarding eligibility and coverage will be made by the insurance carrier; the Company will not bear any responsibility or liability in connection with the benefit plans during the employment of the Executive or thereafter.

(d) The Company will, at its expense, obtain directors and officers liability insurance for the benefit of the Executive, subject to the terms and conditions of such insurance.

2.5 Business Expenses

The Company will reimburse the Executive for all reasonable business expenses incurred by the Executive in course of carrying out the Executive's duties and responsibilities under this Agreement (the "Expenses"). The Executive is not required to seek pre-approval for the Expenses. The Executive agrees to provide the Company with receipts and documentation evidencing the Expenses.

2.6 Vacation

(a) The Company will provide the Executive with 4 weeks' (20 business days) paid vacation per fiscal year. The vacation entitlement will be pro-rated for any partial years of service.

(b) The Executive may take vacation at times mutually agreed to by the Parties taking into account business needs and exigencies. Unless otherwise approved in writing by the Company, vacation must be used each year and cannot be carried forward or paid out at the end of the year, unless required by the Employment Standards Act, R.S.B.C. 1996, c. 113 (the "Employment Standards Act").

2.7 Sick Days

(a) The Executive will be entitled to twelves (12) paid sick days per fiscal year. The sick day entitlement will be pro-rated for any partial year of service. Sick day entitlement does not accrue and cannot be carried over from year to year. Any unused sick days at the end of the fiscal year will be forfeited, unless otherwise required by the Employment Standards Act.

3. EXECUTIVE'S OBLIGATIONS

3.1 Confidentiality

(a) The Executive acknowledges that, by reason of this Agreement, the Executive will have access to Confidential Information of the Company that the Company has spent time, effort and money to develop and acquire.

(b) In this Agreement, "Confidential Information" means all non-public information or data (whether oral, in writing, or in electronic form) that relates to the business or affairs of the Company, its affiliates, clients, customers, or suppliers that is confidential or proprietary to, about, or created by the Company, its affiliates, clients, customers, or suppliers, whether or not originated by the Executive.

(c) Confidential Information includes, but is not limited to, the following types of confidential information and other proprietary information of a similar nature:

(i) information relating to business plans, and financial data of the Company and any information of the Company which is not readily publicly available;

(ii) work product resulting from or related to work or projects performed for or to be performed for the Company or any of their affiliates, including but not limited to, the methods, processes, procedures, analysis, techniques and audits used in connection therewith;

(iii) any intellectual property of the Company, and any other technical and business information of the Company, their subsidiaries and affiliates which is of a confidential, trade secret and/or proprietary character;

(iv) information relating to the Company's products, research, and development;

(v) information relating to present and future projections, operational costs and processes, pricing, cost or profit factors, strategies and business plans, financial information, marketing plans and methods, contracts and bids;

(vi) information relating to the Company's programs and customer support plans and methods;

(vii) information relating to the Company's customers, clients, potential customers, potential clients, suppliers, potential suppliers, personnel information, human resource policies or communications;

(viii) information relating to any litigation (active or potential), regulatory or administrative proceeding involving the Company or any of its affiliates or their respective officers, directors, shareholders, representatives or agents; and

(ix) all other information that becomes known to you as a result of your employment with the Company that you, acting reasonably, believe is confidential information or that the Company takes measures to protect.

(d) Confidential Information does not include any of the following:

(i) the general skills and experience gained by the Executive during the term of this Agreement that the Executive could reasonably have been expected to acquire in similar retainers or engagements with other companies,

(ii) information publicly known without breach of this Agreement or similar agreements, or

(iii) information, the disclosure of which by the Executive is required to be made by any law, regulation or governmental authority or legal process of discovery (to the extent of the requirement), provided that before disclosure is made, notice of the requirement is provided to the Company, and to the extent reasonably possible in the circumstances, the Company is afforded an opportunity to dispute the requirement.

(e) The Executive acknowledges that the Confidential Information is a valuable and unique asset of the Company for which the Company cannot be compensated adequately in monetary terms if the Executive's promises of confidentiality are breached.

(f) The Executive acknowledges that the Confidential Information is and will remain the exclusive property of the Company. The Executive agrees to maintain securely and hold in strict confidence all Confidential Information received, acquired or developed by the Executive or disclosed to the Executive as a result of or in connection with this Agreement. The Executive agrees that, both during and after the termination of this Agreement, the Executive will not, directly or indirectly, divulge, communicate, use, copy or disclose or permit others to use, copy or disclose, any Confidential Information to any person, except as such disclosure or use is required to perform his duties under this Agreement, as may be required by law, or as may be consented to by prior written authorization of the Company.

(g) The Executive understands that the Company has from time to time in its possession information belonging to third parties or which is claimed by third parties to be confidential or proprietary and which the Company has agreed to keep confidential. The Executive agrees that all such information will be Confidential Information for the purposes of this Agreement.

3.2 Non-Competition and Non-Solicitation

(a) The Executive agrees that during the Executive's employment with the Company and following termination of this Agreement, howsoever occasioned, for a period of twelve (12) months, the Executive will not individually or in partnership or in conjunction with any Person whether as principal, partner, agent, shareholder, officer, advisor, employee or in any other manner whatsoever carry on or engage in any business within the city of Vancouver which competes with the Business of the Company. For the purposes of this Agreement, "Business" means the provision of strategic and management advice regarding the creation, manufacturing and selling of individual, pre-portioned smoothies.

(b) The Executive understands and accepts the scope of the restraints on their activities set out above as being necessary, reasonable and fundamental to the protection of the competitive advantage of the Company in its Business.

(c) The Executive acknowledges and agrees that a breach by the Executive of any of the covenants contained in this Section of the Agreement would result in irreparable harm to the business carried on by the Company, such that the Company could not be adequately compensated for such harm by an award of damages. Accordingly, the Executive agrees that in the event of any such breach, in addition to all other remedies available to the Company at law or in equity, the Company shall be entitled to obtain from a Court of competent jurisdiction such relief by way of restraining order, injunction, decree or otherwise as may be appropriate to ensure compliance with the provisions of this Section of the Agreement.

4. TERMINATION

4.1 Termination by the Executive

The Executive may terminate the Executive's employment with the Company by giving the Company thirty (30) days' written notice. The Company may, in its discretion, waive all or part of this notice period by providing the Executive with pay in lieu thereof.

4.2 Termination by the Company

(a) Termination for Cause. The employment of the Executive may be terminated by the Company at any time, without notice or any payment in lieu of notice, for cause. If the Executive is terminated for cause, the Executive will receive only the amounts owing to the Executive as of the date of termination. All perquisites, benefits and other compensation will end when the Executive is given notice of termination.

(b) Termination Without Cause. The Company may at any time, without cause, terminate the Executive's employment by providing the Executive with twenty-four (24) months of Salary and Bonus in lieu of notice.

(c) Termination For Good Reason. If at any time within twelve (12) months following a Change of Control:

(i) the Executive resigns for Good Reason, or

(ii) the Company terminates the Executive without cause

the Company will provide the Executive with twenty-four (24) months of Salary and Bonus in lieu of notice.

For the purposes of this Agreement, "Change of Control" means the occurrence of one of the following events: a merger or acquisition in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the incorporating jurisdiction of the Company; the sale, transfer, or other disposition of all or substantially all the assets of the Company; or any other corporate reorganization or business combination in which 50% or more of the outstanding voting stock of the Company is transferred, or exchanged through merger, to different holders in a single transaction or in a series of related transactions within twelve (12) months.

For the purposes of this Agreement, "Good Reason" means the occurrence of one of the following events: a material adverse change in the Executive's position, reporting relationship or duties; a material reduction by the Company of the Executive's Salary or entitlement to incentive payments or a material adverse reduction of the Executive's benefits or any other form of non-discretionary remuneration; as a result of a Change in Control, the Executive's status or responsibility in the Company being materially diminished or the Executive effectively being prevented from carrying out the Executive's duties and responsibilities as they existed immediately prior to a Change in Control; any other material breach by the Company of any provision of this Agreement where the Company within fifteen (15) days after receipt of written notice of such breach fails to rectify the breach; or any other reason that would amount to constructive dismissal by a court of competent jurisdiction.

(d) The Executive understands and agrees that the entitlements in this Section are the Executive's only entitlements on termination and the Executive will not be entitled to receive any further severance pay, notice, payment in lieu of notice, benefits, compensation, bonus or damages of any kind, whether at common law or otherwise.

4.3 Termination Matters. Upon termination of the Executive's employment, howsoever occasioned:

(a) all benefit coverage of the Executive's employment shall cease effective the Executive's last day of work, except as may otherwise be provided under the Employment Standards Act;

(b) the Executive will return to the Company all Company property and Confidential Information in the Executive's possession or control including, but not limited to, any keys, pass cards, identification cards, files, computer disks, information and documents, or any other property of the Company; and

(c) the Executive will, as applicable, immediately resign from all offices which she holds with the Company.

5. GENERAL

5.1 Indemnity

Provided that the Executive has acted within the scope of his authority, the Company shall indemnify and save harmless the Executive (including her heirs and legal representatives) against all any costs, claims and expenses (including any amounts paid to settle any actions or satisfy any judgments) which:

(a) the Executive may suffer or incur by reason of any matter or thing which the Executive may in good faith do or have done or caused to be done as an employee, officer, trustee, director of the Company, any of its subsidiaries or of any of their respective affiliates; or

(b) was reasonably incurred by the Executive in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been an employee, officer or director of the Company, any of its subsidiaries or of any of their respective affiliates;

provided that, the foregoing indemnification will apply only if:

(i) the Executive acted honestly and in good faith with a view to the best interests of the Company, any of its subsidiaries or any of their respective affiliates;

(ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Executive had reasonable grounds for believing that his conduct was lawful; and

(iii) in the case of an action by or on behalf of the Company to procure a judgment in its favour, the Company obtains any court approval required under the Business Corporations Act (British Columbia) in respect of such indemnification.

5.2 Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement and cancels and supersedes any previous oral or written communications, representations, understandings or agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express or implied, between the Parties other than as expressly set out in this Agreement.

5.3 Severability

If any provisions of this Agreement is determined to be invalid, void or unenforceable, in whole or in part, such invalidity, voidance or unenforceability will attach only to such provision or part of this Agreement, and the remaining part of such provision and all other provisions of this Agreement will continue in full force and effect.

5.4 Waiver

The waiver by the Executive or by the Company of a breach of any provision of this Agreement will not operate or be construed as a waiver of any subsequent breach by the Company or by the Executive.

5.5 Modification of Agreement

Any modification to this Agreement must be in writing and signed by the Parties or it will have no effect and will be void.

5.6 Assignment of Rights

The Company has the right to assign this Agreement to another party. The Executive will not assign the Executive's rights under this Agreement or delegate to others any of the Executive's functions and duties under this Agreement.

5.7 Governing Law

This Agreement and all disputes relating to or arising from this Agreement will be exclusively governed by and construed in accordance with the laws of the Province of British Columbia. The parties hereby submit to the exclusive jurisdiction of the courts of British Columbia (Vancouver registry).

6. Legal Advice

The Executive acknowledges and agrees that he has had the opportunity to seek independent legal advice in relation to the nature, contents, terms and effect of this Agreement.

7. Counterparts

This Agreement may be executed in counterparts, and such original executed counterparts together will constitute one agreement.

The Parties have executed this Agreement on the day and year first written above.

BLENDER BITES LTD.

Per:
Authorized Signatory

Date of Executive signing: November 5, 2021

SIGNED by CHELSIE HODGE in the presence of:	)
)
)
Signature	)
)
Print Name	)
	)	CHELSIE HODGE

SCHEDULE A

The Executive will provide effective leadership and vision for the Company to grow in a profitable and sustainable manner and will perform the following duties:

Leadership

• Provide leadership and vision to manage the Company in the best interests of its stakeholders.

• Provide leadership in setting the vision, principles, values, strategic plan and annual business plan of the Company, in conjunction with the Board of Directors.

• Lead the growth of the Company's business in a profitable and sustainable manner.

Governance & Strategic Planning

• Communicate in a timely fashion with the Board of Directors on material matters affecting the Company.

• Communicate regularly with the Chair of the Board of Directors and other members of the Board of Directors to ensure that their responsibilities are being fully complied with and that Board of Directors is being provided with information necessary to fulfill their responsibilities and statutory obligations.

• Ensure the development and implementation of a strategic plan and report to the Board of Directors in a timely manner on deviations from the strategic plan or any parameters established by the Board of Directors.

Business Management

• Provide general direction and management of the day-to-day affairs of the Company within the guidelines established by the Board of Directors.

• Ensure the development of an annual business plan including operating plans, operational requirements, organizational structure, staffing and budgets that support the strategic plan and recommend the annual business plan to the Board of Directors.

• Ensure the implementation of the annual business plan and direct and monitor the activities and resources of the Company consistent with the strategic direction, financial limits and operating objectives approved by the Board of Directors.

Other duties

Carry out any other appropriate duties and responsibilities as may be assigned by the Board of Directors.

SCHEDULE B

The Executive will be entitled to the following performance bonuses:

• 250,000 common shares of the Company upon the Company achieving consolidated gross revenue of the Company and its subsidiaries since inception of an aggregate of $2.5 million;

• 250,000 common shares of the Company upon the Company achieving consolidated gross revenue of the Company and its subsidiaries since inception of an aggregate of $5.0 million; and

• 250,000 common shares of the Company upon the Company achieving consolidated gross revenue of the Company and its subsidiaries since inception of an aggregate of $10.0 million.